Exhibit 99.29

CONSENT OF EXPERT
March 28, 2024

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

Fluor Canada Ltd. hereby consents to the filing of the written disclosure regarding:

(a)The filing of the written disclosure regarding: quotation, inclusion or summary of those portions prepared by Fluor of the Technical Report, Skouries Project, Greece, effective January 22, 2022; and

(b)The use of Fluor’s name in (i) the Annual Information Form for the year ended December 31, 2023 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2023 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333- 272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

Fluor Canada Limited

By:	/s/ Anthony Pavlides
Name: Anthony Pavlides
Title: Project Director